UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

DUOS TECHNOLOGIES GROUP, INC
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

266042209
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 266042209	13G	Page 1 of 9 Pages

1.	NAME OF REPORTING PERSONS Catalysis Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,754,602 (See Note 2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,754,602 (See Note 2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,754,602 (See Note 2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The ownership percentage is calculated based on 21,007,157 outstanding shares of Common Stock as of November 13, 2018 represented on the 10-Q filed with the Securities and Exchange Commission ("SEC") on November 11, 2018 plus the 200,000 shares of Common Stock relating to the warrant issued to Catalysis Partners, LLC by the Issuer assuming full exercise of the warrant.

(2)	Consists of (i) 1,554,602 shares of Common Stock ("Common Stock") of the Issuer and (ii) 200,000 shares of Common Stock issuable upon exercise of a warrant described herein, held by Catalysis Partners LLC, of which Francis Capital Management, LLC is the investment manager and general partner. John Francis is the Managing Member of Francis Capital Management LLC. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each Reporting Person expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Catalysis Partners, LLC is the beneficial owner of any of the securities reported herein.

CUSIP No. 266042209	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Francis Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,754,602 (See Note 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,754,602 (See Note 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,754,602 (See Note 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(3) See Note (1) Above

(4) See Note (2) Above

CUSIP No. 266042209	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS John P. Francis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,754,602 (See Note 6)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,754,602 (See Note 6)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,754,602 (See Note 6)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (See Note 5)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(5) See Note (1) Above

(6) See Note (2) Above

CUSIP No. 266042209	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Duos Technologies Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6622 Southpoint Drive S., Suite 310

Jacksonville, FL 32216

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i)	Catalysis Partners, LLC

(ii)	Francis Capital Management, LLC

(iii)	John P. Francis

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Catalysis Partners, LLC

610 Main Street

Venice, CA 90291

(ii)	Francis Capital Management, LLC

610 Main Street

Venice, CA 90291

(ii)	John P. Francis

c/o Francis Capital Management, LLC

610 Main Street

Venice, CA 90291

Item 2(c).	Citizenship:

(i)	Catalysis Partners, LLC – DE

(ii)	Francis Capital Management, LLC – CA

(iii)	John P. Francis – USA

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 (“Common Stock”)

Item 2(e).	CUSIP Number:

266042209

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 266042209	13G	Page 5 of 9 Pages

Item 4.	Ownership

(i)	Catalysis Partners, LLC

(a)	Amount beneficially owned: 1,754,602 (see Note 7)

(b)	Percent of class: 8.3% (See Note 8)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,754,602 (see Note 7)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,754,602 (see Note 7)

(ii)	Francis Capital Management, LLC

(a)	Amount beneficially owned: 1,754,602 (see Note 7)

(b)	Percent of class: 8.3% (See Note 8)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,754,602 (see Note 7)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,754,602 (see Note 7)

(iii)	John P. Francis

(a)	Amount beneficially owned: 1,754,602 (See Note 7)

(b)	Percent of class: 8.3% (See Note 8)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,754,602 (see Note 7)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,754,602 (see Note 7)

CUSIP No. 266042209	13G	Page 6 of 9 Pages

Note 7:

Francis Capital Management, LLC ("FCM") is an investment advisor that is registered under the Investment Advisors Act of 1940. FCM, which serves as the general partner to Catalysis Partners, LLC, may be deemed to be the beneficial owner of all shares of Common Stock held by Catalysis Partners, LLC. Mr. John P. Francis, as Managing Member of FCM, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by Catalysis Partners, LLC. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Catalysis Partners, LLC expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of Catalysis Partners, LLC is the beneficial owner of any of the securities reported herein.

Note 8:

Based on 21,007,157 outstanding shares of Common Stock as of November 13, 2018 represented on the 10-Q filed with the SEC on November 11, 2018 plus the 200,000 shares of Common Stock relating to the warrant issued to Catalysis Partners, LLC by the Issuer assuming full exercise of the warrant.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See Note 7 above. Catalysis Partners, LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Note 7 above.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 266042209	13G	Page 7 of 9 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

CATALYSIS PARTNERS, LLC

Francis Capital Management, LLC, its General Partner

By: /s/ John P. Francis

Name: John P. Francis

Title: Managing Member

FRANCIS CAPITAL MANAGEMENT, LLC

By: /s/ John P. Francis

Name: John P. Francis

Title: Managing Member

JOHN P. FRANCIS

By: /s/ John P. Francis

CUSIP No. 266042209	13G	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 12, 2019

CATALYSIS PARTNERS, LLC

By: Francis Capital Management, LLC, its General Partner

By: /s/ John P. Francis

Name: John P. Francis

Title: Managing Member

FRANCIS CAPITAL MANAGEMENT, LLC

By: /s/ John P. Francis

Name: John P. Francis

Title: Managing Member

JOHN P. FRANCIS

By: /s/ John P. Francis

CUSIP No. 266042209	13G	Page 9 of 9 Pages